UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) _X___

_______________________
CITIBANK, N.A.
(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jennifer Morris
Citibank, N.A.
388 Greenwich St.
New York, NY 10013
(714) 845-4097
(Name, address and telephone number of agent for service)
_____________________________

EFCAR, LLC
(Depositor of each issuing entity that issues notes under the registration statement)
 (Exact name of obligor as specified in its charter)

Delaware	45-3969432
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

2101 W. John Carpenter Freeway Irving, Texas	75063
(Address of principal executive office)	(Zip Code)

_________________________
Asset Backed Notes
(Title of the indenture securities)

Item 1.        General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)                  Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.                          Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15.     Not Applicable

Item 16.            List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of September 30, 2022 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 17th day of February, 2023.

CITIBANK, N.A.

By            /s Jennifer Morris
Jennifer Morris
Senior Trust Officer

Exhibit 7

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

In millions of dollars	September 30, 2022 (Unaudited)	December 31, 2021
Assets
Cash and due from banks (including segregated cash and other deposits)	$26,502	$27,515
Deposits with banks, net of allowance	273,105	234,518
Securities borrowed and purchased under agreements to resell (including $229,019 and $216,466 as of September 30, 2022 and December 31, 2021, respectively, at fair value), net of allowance	349,214	327,288
Brokerage receivables, net of allowance	79,696	54,340
Trading account assets (including $132,928 and $133,828 pledged to creditors as of September 30, 2022 and December 31, 2021, respectively)	358,260	331,945
Investments:
Available-for-sale debt securities (including $7,504 and $9,226 pledged to creditors as of September 30, 2022 and December 31, 2021, respectively), net of allowance	232,143	288,522
Held-to-maturity debt securities (fair value of which is $239,807 and $216,038 as of September 30, 2022 and December 31, 2021, respectively) (includes $— and $1,460 pledged to creditors as of September 30, 2022 and December 31, 2021, respectively), net of allowance	267,864	216,963
Equity securities (including $850 and $1,032 at fair value as of September 30, 2022 and December 31, 2021, respectively)	8,009	7,337
Total investments	$508,016	$512,822
Loans:
Consumer (including $241 and $12 as of September 30, 2022 and December 31, 2021, respectively, at fair value)	357,583	376,534
Corporate (including $3,638 and $6,070 as of September 30, 2022 and December 31, 2021, respectively, at fair value)	288,377	291,233
Loans, net of unearned income	$645,960	$667,767
Allowance for credit losses on loans (ACLL)	(16,309)	(16,455)
Total loans, net	$629,651	$651,312
Goodwill	19,326	21,299
Intangible assets (including MSRs of $647 and $404 as of September 30, 2022 and December 31, 2021, respectively, at fair value)	4,485	4,495
Other assets (including $9,947 and $12,342 as of September 30, 2022 and December 31, 2021, respectively, at fair value), net of allowance	132,809	125,879
Total assets	$2,381,064	$2,291,413

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

In millions of dollars	September 30, 2022 (Unaudited)	December 31, 2021
Liabilities
Non-interest-bearing deposits in U.S. offices	$135,514	$158,552
Interest-bearing deposits in U.S. offices (including $911 and $879 as of September 30, 2022 and December 31, 2021, respectively, at fair value)	570,920	543,283
Non-interest-bearing deposits in offices outside the U.S.	98,904	97,270
Interest-bearing deposits in offices outside the U.S. (including $1,529 and $787 as of September 30, 2022 and December 31, 2021, respectively, at fair value)	501,148	518,125
Total deposits	$1,306,486	$1,317,230
Securities loaned and sold under agreements to repurchase (including $73,107 and $56,694 as of September 30, 2022 and December 31, 2021, respectively, at fair value)	203,429	191,285
Brokerage payables (including $3,213 and $3,575 as of September 30, 2022 and December 31, 2021, respectively, at fair value)	87,841	61,430
Trading account liabilities	196,479	161,529
Short-term borrowings (including $6,569 and $7,358 as of September 30, 2022 and December 31, 2021, respectively, at fair value)	47,368	27,973
Long-term debt (including $91,825 and $82,609 as of September 30, 2022 and December 31, 2021, respectively, at fair value)	253,068	254,374
Other liabilities	87,276	74,920
Total liabilities	$2,181,947	$2,088,741
Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: as of September 30, 2022 —759,800 and as of December 31, 2021—759,800, at aggregate liquidation value	$18,995	$18,995
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: as of September 30, 2022— 3,099,669,424 and as of December 31, 2021—3,099,651,835	31	31
Additional paid-in capital	108,347	108,003
Retained earnings	193,462	184,948
Treasury stock, at cost: September 30, 2022—1,162,816,560 shares and December 31, 2021—1,115,296,641 shares	(73,977)	(71,240)
Accumulated other comprehensive income (loss) (AOCI)	(48,298)	(38,765)
Total Citigroup stockholders’ equity	$198,560	$201,972
Noncontrolling interests	557	700
Total equity	$199,117	$202,672
Total liabilities and equity	$2,381,064	$2,291,413

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.